EXHIBIT 99. (q)

Description of Transfer and Redemption Procedures For
Accumulator Variable Universal Life policy,
an Individual Flexible Premium Variable Life Insurance Policy
Issued By Symetra Life Insurance Company
Pursuant To Rule 6e-3(T)(B)(12)(iii)

This document sets forth administrative procedures followed by Symetra Life Insurance Company ("Symetra" or the "Company") in the issuance of its Accumulator Variable Universal life policy, an Individual Flexible Premium Variable Life Insurance Policy or (the "Policy" or "Policies"), the transfer of assets held there under, and the redemption by Policy Owners (“Owners”) of their interests in said Policies.

PURCHASE AND ISSUANCE OF POLICIES

A. Premiums and Underwriting Standards
The Policy is a flexible premium variable life insurance policy and the Insured may establish a schedule of monthly, quarterly, semi-annual or annual premium payments, but is not required to pay premiums according to the schedule. An Insured can change the frequency and amount of, skip, or make unplanned, premium payments.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws prohibiting unfair discrimination among insureds. The "Risk Class" is a category in which each prospective Insured is placed by the Company as a result of underwriting the Owner's application. Risk Classes reflect the Company's assessment of the life expectancy of the Insureds in the class and will affect the cost of insurance rates. In determining underwriting classifications, We apply certain criteria that are based on an assessment of the Insured’s life expectancy. We currently place Insureds into preferred or standard Risk Classes: standard nicotine, preferred nicotine, standard non-nicotine, standard plus non-nicotine, preferred non-nicotine, super preferred non-nicotine. We also place Insureds in substandard Risk Classes with extra ratings that reflect higher mortality risks and will result in higher cost of insurance rates.

B. Application and Initial Premium Payment Processing
If the Insured is between the ages of 0 to 85, You may purchase a Policy by submitting an application, the Initial Premium Payment, and providing evidence of insurability satisfactory to Us. Before approving an application, We conduct underwriting to determine the Risk Class as described above. Insurance coverage becomes effective on the date We issue the Policy (generally the date on which We accept Your application, determine You meet Our underwriting and administrative requirements, and receive any required Initial Premium Payment.) Upon receipt of the Initial Premium Payment and before a Policy is issued, We may provide temporary insurance, subject to a maximum amount. If You make Your Initial Premium Payment through Electronic Funds Transfer (“EFT”) and a specific draft date is requested, Your Issue Date will be at least three business days after the requested draft date. If no specific date is requested, Your Policy will be dated as of the date all information is received by Us to issue the Policy, including but not limited to underwriting approval, with the draft date being three business days prior.

C. Premium Payment Allocation
On the Policy application, the Owner designates how premiums under the Policy should be allocated. The Owner may choose to allocate the premiums in one or more of the available Subaccounts and/or the Symetra Fixed Account. The Symetra Fixed Account provides a fixed interest rate guarantee provided by Symetra's general account.

D. Policy Lapse
The Policy will Lapse if the Net Surrender Value is not sufficient to cover the Monthly Deduction and the Policy is not in a No Lapse Guarantee Period. The Owner has a 61-day Grace Period to make a payment of premium at least sufficient to keep the Policy in force for two Policy months following the end of the Grace Period. We will mail to the Owner and to any assignee of record at their last known Address(es) of Record, notice of the premium payment or loan repayments required to prevent Lapse and to keep the Policy in force for two Policy months following the end of the Grace Period. Coverage under the Policy will continue during the Grace Period. If the Insured dies during the Grace Period, the Death Benefit payable to the Beneficiary(ies) will reflect a reduction for the Monthly Deductions due on or before the date of the Insured’s death as well as any Loan Amount or liens. Unless the amount of premium stated in the notice is paid before the Grace Period ends, the Policy will Lapse and all coverage under the Policy will end. (For this purpose, We consider payments mailed to Us as being received by Us on the date they are post-marked.)

E. Reinstatement
If a Policy lapses, an Owner has up to three (3) years from the end of the Grace Period and while the Insured is living, to request reinstatement of a Policy. You cannot reinstate a Policy that has been surrendered or has reached the Maturity Date.

To reinstate your Policy, the Owner must submit to our Administrative Office:

•Evidence of insurability satisfactory to the Company;
•pay premium in an amount sufficient to result (along with any loan repayments) in a positive Net Surrender Value; and
•pay premium that results in Net Premium Payments in an amount that covers or exceeds the amount of Monthly Deductions for at least three months following the reinstatement date.

Coverage that We reinstate under Your Policy becomes effective on the Valuation Day that falls on or next follows the later of the date that:  (i) We approve Your application for reinstatement; and (ii) We receive any premium payment required for reinstatement.

Upon reinstatement, We will reinstate any Loan Amount at the time of Policy Lapse. In addition, the surrender charge and the following riders available under the Policy will be reinstated: Accelerated Death Benefit for Chronic Illness; Accelerated Death Benefit for Chronic Illness Plus; Accelerated Death Benefit for Terminal Illness; Charitable Giving Benefit; Overloan Lapse Protection; Supplemental Protection Rider; Surrender Value Enhancement Rider; and the Waiver of Monthly Deductions Rider.

F. Loans
At any time while your Policy is in force, the Owner may, by Written Notice, borrow money from Us using the Policy as the sole security for the loan. The minimum loan amount is $250. When an Owner takes a loan, We will withdraw an amount equal to the requested loan from each of the Subaccounts and any Fixed Account based on allocation instructions from the Owner, and transfer that amount to the Loan Account. No charge will be imposed for these transfers of Policy Value into the Loan Account, and these transfers are not treated as transfers in calculating any transfer processing fee.

If the Owner does not specify the allocation, We will deduct the amount of the loan taken from the Subaccount Value(s) and the Fixed Policy Value (excluding Loan Account Value) in the same proportion as We make Monthly Deductions. If that is not possible, then We will make the allocation based on the proportion that each Subaccount Value and the Fixed Policy Value (excluding Loan Account Value) bear to the Policy Value (less the Loan Account Value) as of the date that the transfer is made.

Loan interest is payable in advance on the date of the loan and on each subsequent Policy Anniversary until the loan is repaid. Loan interest that is not paid on the date due increases the outstanding Loan Amount and is charged loan interest.

You can repay a loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to Our Administrative Office and will be credited as of the Valuation Day it is received in good order. We will consider each unplanned  premium payment made while a loan is outstanding as a loan repayment, unless You specify otherwise in a Written Notice. Loan repayments first pay down interest, then any additional loan repayment goes toward paying down the loan principal. Unless the Owner instructs Us otherwise, We will allocate any repayment of loan principal to the Subaccounts and/or the Fixed Account in accordance with the Owner’s allocation instructions for Net Premium Payments in effect at the time of such repayment.

TRANSFERS

A transfer is considered any single request to move assets between one or more portfolios. Subject to restrictions during the “Cancellation Period”, you may transfer Policy Value from one Subaccount to another, from the

Subaccounts to the Symetra Fixed Account, or from the Symetra Fixed Account to any Subaccount. Any transfers in excess of twenty-four in the same Policy Year may be charged an amount not to exceed $25.00 per transfer.

The following apply to transfers under the Policy:

•The minimum amount that may be transferred is $100 with the exception of Dollar Cost Averaging. If a transfer will result in the remaining balance in a Subaccount(s) or the Fixed Account being less than $100, We reserve the right to transfer the entire Subaccount Value or Fixed Policy Value instead of the requested amount.

•The maximum amount an Owner may transfer from the Fixed Account each Policy Year after the first Policy Year may not exceed the greater of both (i) 25% of the Fixed Policy Value measured on the preceding Policy Anniversary and (ii) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.

We will accept transfers by Written Notice or by telephone, or, if available, electronically by the Internet, if We have a  signed authorization on file.  Symetra currently intends to continue to permit transfers for the foreseeable future. The Policy provides that the Company may at any time revoke or modify the transfer rules, including the minimum amount transferable.

REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Withdrawals
After the first Policy Year, You can request a cash withdrawal of a portion of Your Net Surrender Value subject to certain conditions. The minimum withdrawal amount is $250. The maximum withdrawal amount is equal to Your Net Surrender Value minus three months’ worth of Policy charges. Unless otherwise indicated in the request for a withdrawal, We will deduct amounts withdrawn and any withdrawal processing fees based on the allocation of Monthly Deductions. If that is not possible, then We will deduct withdrawals and any related withdrawal processing fee from the Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to the Policy Value (excluding the Loan Account Value). Once we receive your request in good order, withdrawals from the portfolios will be effective as of the next close of the NYSE.

B. Full Surrender
You may end the insurance coverage under this Policy and receive the Net Surrender Value at any time by sending Written Notice to Us while the Insured is living and the Policy is in force. Once a Policy is surrendered, all coverage and other benefits under it cease and it cannot be reinstated.

Surrender Charge. If the Owner surrenders the Policy during the first nine (9) Policy Years (referred to here as the “surrender charge schedule”), We will deduct a surrender charge.

C. Death Benefit Claims
Upon receipt of Due Proof of Death of the Insured while the Policy is in force, We will pay the Death Benefit Proceeds to the primary Beneficiary(ies), if living, or to a Contingent Beneficiary. The Death Benefit Proceeds equal:
1.The Death Benefit; plus
2.Any Death Benefit under any rider to the Policy; minus
3.Any liens; minus
4.Any Loan Amount; minus
5.Any unpaid Monthly Deductions if the Insured dies during the Grace Period.

You select Your Policy’s initial amount of insurance coverage, its Initial Specified Amount, and Death Benefit option "A", "B" or "C" on Your application.

Death Benefit Option "A".  The Death Benefit is the greater of the Specified Amount on the date of the Insured’s death or the applicable “corridor” percentage of the Policy Value as of the Insured’s date of death.
Death Benefit Option "B".  The Death Benefit is the greater of the Specified Amount plus the Policy Value on the date of the Insured’s death, or the Policy Value on the date of the Insured's death multiplied by the applicable “corridor” percentage of the Policy Value.
Death Benefit Option "C".  The Death Benefit is the greater of (1) or (2) where:

(1) is equal to:
1.the Specified Amount on the date of the Insured’s death; plus
2.the sum of the premiums paid; minus
3.the sum of withdrawals, and any applicable charges taken.

The total of (1) will never be greater than the Option "C" Death Benefit Limit as shown in Your Policy.

(2) is equal to:
1.The Policy Value on the date of the Insured's death multiplied by the applicable “corridor” percentage of the Policy Value, as shown in Your Policy.

Prior to the Maturity Date and while the Insured is still living, You can change from one Death Benefit to another.  However, changes to Option "C" are not allowed.

D. Decreases in Specified Amount
After the first Policy Year, You can request a decrease of at least $10,000 in the Specified Amount. Decreases in the Specified Amount will allow You to decrease the planned premium amount and will decrease the guideline premium. We may decline to make a change that would decrease Your Specified Amount of insurance to less than the minimum amount shown in Your Policy, or that would disqualify Your Policy as life insurance under tax law. We do not permit decreases in Specified Amount during a Grace Period. Any request to decrease the specified amount must be submitted to us in writing.